UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 13)

Marchex, Inc.
(Name of Issuer)

Class B common stock, par value $0.01 per share
(Title of Class of Securities)

56624R108
(CUSIP Number)

Jonathan Brolin Edenbrook Capital, LLC 116 Radio Circle Mount Kisco, NY 10549 (914) 239-3117
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 12, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No.	56624R108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Edenbrook Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
6,762,396
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER
6,762,396
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,762,396
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.60%
14	TYPE OF REPORTING PERSON (See Instructions)
IA,OO

SCHEDULE 13D/A

CUSIP No.	56624R108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Edenbrook Long Only Value Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
5,814,133
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER
5,814,133
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,814,133
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.13%
14	TYPE OF REPORTING PERSON (See Instructions)
PN

SCHEDULE 13D/A

CUSIP No.	56624R108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Jonathan Brolin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-
	8	SHARED VOTING POWER
6,762,396
	9	SOLE DISPOSITIVE POWER
-0-
	10	SHARED DISPOSITIVE POWER
6,762,396
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,762,396
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.60%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

This Amendment No. 13 ("Amendment No. 13) amends and supplements the statements on Schedule 13D/A filed with the Securities and Exchange Commission (the "SEC") on December 26, 2018 (the "Last Schedule 13D/A") and Amendment No. 10 to the Last Schedule 13D/A filed with the SEC on August 13, 2019 ("Amendment No.10"), Amendment No. 11 to the Last Schedule 13D/A filed with the SEC on September 25, 2019 ("Amendment No. 11") and Amendment No.12 to the Last Schedule 13D/A filed with the SEC on December 19, 2019, ("Amendment No. 12") and together with the Last Schedule 13D/A, Amendment No. 10, Amendment No. 11, and this Amendment No. 13, the ("Schedule 13D"),with respect to the Class B common stock, par value $0.01 (the "Class B Common Stock") of Marchex, Inc. (the "Issuer").  Capitalized terms used herein and not otherwise defined in this Amendment No. 13 have the meanings set forth in the Last Schedule 13D/A.  This Amendment No. 13 amends Items 3, 5 and 6 as set forth below.

Item 3. Source and Amount of Funds or Other Considerations

Shares reported represent 6,762,396 shares of Class B Common Stock of the Issuer.

The net investment costs (including commissions, if any) of the Class B Common Stock directly owned by the private funds advised by Edenbrook is approximately $22,558,603.  The Class B Common Stock was purchased with the investment capital of the private investment funds advised by Edenbrook.

Item 5. Interest in Securities of the Issuer

(a) As of the date hereof, (i) Edenbrook and Mr. Brolin may be deemed to be the beneficial owners of 6,762,396 shares of Class B Common Stock, constituting 17.60% of the shares of Class B Common Stock, based upon 38,433,473 shares of Class B Common Stock outstanding as of November 5, 2019, as reported in the Issuer's Quarterly Report on form 10-Q filed by the Issuer on November 8, 2019, and (ii) the Fund may be deemed to be the beneficial owner of 5,814,133 shares of  Class B Common Stock, constituting 15.13% of the shares of Class B Common Stock based upon 38,433,473 shares of Class B Common Stock outstanding as of November 5, 2019, as reported in the Issuer's Quarterly Report on the form 10-Q filed by the Issuer on November 8, 2019.

(b) Edenbrook and Mr. Brolin have the sole power to vote or direct the vote of 0 shares of Class B Common Stock; has the shared power to vote or direct the vote of 6,762,396 shares of Class B Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Class B Common Stock; and has the shared power to dispose or direct the disposition of 6,762,396 shares of Class B Common Stock.

 The Fund has the sole power to vote or direct the vote of 0 shares of Class B Common Stock; has the shared power to vote or direct the vote of 5,814,133 shares of Class B Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Class B Common Stock; and has the shared power to dispose or direct the disposition of 5,814,133 shares of Class B Common Stock.

(c)  The transactions by the Reporting Persons in the securities of the Issuer since the last filing are set forth in Schedule A.  All such transactions were carried out in open market transactions.

(d)  No person other than the Reporting Persons and the private investment funds advised by Edenbrook are known to have the right to receive, or the power to direct the receipt of dividends from, or procees from the sale of, the shares of Class B Common Stock held by the Fund and the other private investment funds advised by Edenbrook.

(e)  Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons wrote 3,000 put option contracts expiring in March 2020, 3,000 put option contracts expiring in June 2020, 3,500 put option contracts expiring in September 2020 and 2,500 put option contracts expiring in December 2020. These put contracts provide that the Reporting Persons will be required to purchase additional shares of Class B Common Stock if the counterparty thereto exercises such put options.  In addition, the Reporting Persons have bought 3,000 call option contracts expiring in June 2020, which provide that the Reporting Persons have the right to purchase additional shares of Class B Common Stock at the strike price.

Except as described in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2020
Dated EDENBROOK CAPITAL, LLC
/s/ Jonathan Brolin
Signature

Name: Jonathan Brolin

Title: Managing Member

EDENBROOK LONG ONLY VALUE FUND, LP

BY: Edenbrook Capital Partners, LLC

Its General Partner

/s/ Jonathan Brolin
Signature

Name: Jonathan Brolin

Title: Managing Member

/s/ Jonathan Brolin
Signature

JONATHAN BROLIN

Exhibit A

Schedule of Transactions in Shares by Private Funds Advised by Edenbrook

Transaction Date	Symbol	Shares/Face Value	Price

2020-01-02	MCHX	1,505	3.706
2020-01-03	MCHX	1,200	3.7083
2020-01-06	MCHX	10,300	3.7101
2020-01-08	MCHX	16,473	3.6888
2020-01-09	MCHX	1,700	3.62
2020-01-09	MCHX	23,527	3.6644
2020-01-14	MCHX	3,000	3.6053
2020-01-17	MCHX	4,702	3.5707
2020-01-17	MCHX	51,279	3.55
2020-01-21	MCHX	3,220	3.5486
2020-01-22	MCHX	7,378	3.5
2020-01-23	MCHX	12,500	3.4516
2020-01-23	MCHX	7,917	3.4573
2020-01-27	MCHX	20,000	3.4214
2020-01-27	MCHX	11,783	3.4333
2020-01-31	MCHX	7,414	3.3693
2020-02-06	MCHX	37,454	3.672
2020-02-07	MCHX	54,752	3.6851
2020-02-10	MCHX	68,704	3.8337
2020-02-11	MCHX	36,538	3.9105
2020-02-12	MCHX	16,054	4.0045
2020-02-13	MCHX	80,000	3.1364
2020-02-14	MCHX	100,000	3.1405